
June 30, 2022

Eyal Rubin
Senior Vice President and Chief Financial Officer
Protalix BioTherapeutics, Inc.
2 University Plaza, Suite 100
Hackensack, NJ 07601

> **Re: Protalix BioTherapeutics, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-33357**

Dear Mr. Rubin:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Life Sciences